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                                   May 2, 2005


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 0409
Washington, D.C. 20549
Attention:  Gregory Dundas

     Re:  CONSUMER PORTFOLIO SERVICES, INC.
          FORM S-2 FILED APRIL 13, 2005
          FILE NO. 333-121913

          FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004 AND RELATED DOCUMENTS FILE NO. 1-14116

Dear Mr. Dundas:

On behalf of Consumer Portfolio Services, Inc. we submit this response letter to the staff's comment letter dated April 26, 2005 addressed to the registrant.

Our responses to the staff's comments in the April 26, 2005 comment letter are set forth below. To facilitate your review, each comment of the staff has been set forth below in italics and is followed by our response.

                                    FORM S-2
                                    --------

Forward-looking statements - page 18
------------------------------------

1. WE NOTE THE REFERENCE TO "ADDITIONAL RISKS" IN THE LAST SENTENCE IN THIS SECTION. THIS MAY BE CONFUSING IN LIGHT OF THE STATEMENT IN THE INTRODUCTORY PARAGRAPH TO THE RISK FACTOR SECTION THAT THE RISK FACTOR SECTION SETS FORTH THE MATERIAL RISKS OF THE COMPANY AND INVESTMENT IN THE NOTES. PLEASE REVISE.

     We have removed the reference to "additional risks" in the last sentence of this section.

Marketing materials
-------------------

2. WE NOTE THE DESCRIPTION OF THE COMPANY AS "ONE OF THE NATION'S LEADING INDEPENDENT AUTOMOBILE FINANCE COMPANIES." PLEASE TELL US SUPPLEMENTALLY THE BASIS FOR THIS STATEMENT OR DELETE IT FROM THE MATERIALS.

Mr. Gregory Dundas
May 2, 2005
Page 2


     The marketing materials will be revised to describe the Company as "an independent automobile finance company" instead of "one of the nation's leading independent automobile finance companies."

                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
                 ----------------------------------------------

Note 1- Summary of Significant Accounting Policies
--------------------------------------------------

Finance Receivables, Net of Unearned Income - page F-11
-------------------------------------------------------

3. WE NOTE YOUR REVISED DISCLOSURES IN RESPONSE TO OUR PRIOR COMMENT 29 WHERE YOU STATE THAT THE COMPANY'S PORTFOLIO OF RECEIVABLES IS COMPRISED OF SMALLER-BALANCE HOMOGENOUS CONTRACTS THAT ARE COLLECTIVELY EVALUATED FOR IMPAIRMENT ON A PORTFOLIO BASIS. SUPPLEMENTALLY TELL US THE CRITERIA YOU USE TO DETERMINE WHETHER A RECEIVABLE IS IMPAIRED. FOR EXAMPLE, STATE WHETHER YOU USE HISTORICAL STATISTICS, SUCH AS AVERAGE RECOVERY PERIOD AND AVERAGE AMOUNT RECOVERED AS A MEANS OF MEASURING IMPAIRMENT OF THOSE LOANS.

     Receivables are deemed impaired upon the earlier of becoming greater than 90 days contractually delinquent or upon the liquidation of the related vehicle. In establishing the adequacy of the loan loss allowance a portfolio approach is utilized, which stratifies the finance receivables into separately identified pools (commonly referred to as static pools). Management examines historical performance and repayment statistics, the composition of each static pool, current delinquencies and the value of the underlying collateral when evaluating probable credit losses that can be reasonably estimated.

4. WE NOTE YOUR REVISED DISCLOSURE IN RESPONSE TO OUR PRIOR COMMENT 29 WHERE YOU STATE THAT FINANCE RECEIVABLES ARE EVALUATED FOR IMPAIRMENT ON A PORTFOLIO BASIS. WE ALSO NOTE YOUR DISCLOSURE ON PAGE F-10 OF YOUR 2003 10-K WHERE YOU STATE THAT FINANCE RECEIVABLES ARE EVALUATED FOR IMPAIRMENT ON A LOAN-BY-LOAN BASIS. SUPPLEMENTALLY TELL US WHETHER YOU HAVE CHANGED YOUR METHOD OF EVALUATING THESE RECEIVABLES FOR IMPAIRMENT.

     Management's methodology for evaluating receivables for impairment and establishing the adequacy of the loan loss allowance has not changed. The disclosure was changed in the 2004 10-K to more accurately reflect the methodology related to establishing the loan loss allowance.

Contract Acquisition Fees - page F-12
-------------------------------------

5. WE NOTE YOUR REVISED DISCLOSURES IN RESPONSE TO OUR PRIOR COMMENT 32. AS PREVIOUSLY REQUESTED, SUPPLEMENTALLY TELL US HOW YOU CONSIDERED THE GUIDANCE IN PARAGRAPHS .13-.18 OF AICPA PRACTICE BULLETIN 6 IN ACCOUNTING FOR THESE FEES AT AND SUBSEQUENT TO THE DATE OF ACQUISITION AS THEY RELATE TO YOUR LOANS HELD-FOR-INVESTMENT. PARAGRAPHS .13-.18 STATE THE CRITERION COMPANIES MUST CONSIDER WHEN DETERMINING WHETHER THE ACCRUAL METHOD (LEVEL YIELD) OR THE COST RECOVERY METHOD SHOULD BE USED FOR RECOGNIZING THESE FEES INTO INCOME.

Mr. Gregory Dundas
May 2, 2005
Page 3


     In accordance with AICPA Practice Bulletin 6 ("PB 6") paragraph 13, at the time of acquisition, the Company estimates the future undiscounted cash collections of the receivables. If this estimate is greater than the acquisition amount, the Company amortizes the receivables on a level yield basis because the payments of principal and interest are reasonably estimable and the ultimate receipt of the acquisition amount of the receivables is probable. It should be noted that the majority of the Company's receivables are purchased at a discount that ranges from 1-2% of the acquisition amount. During the year ended December 31, 2004 the Company purchased a portfolio of receivables from SeaWest Financial Corporation at a discount of approximately 22%. This entire discount was treated as an unaccretable discount at the date of acquisition based on the guidance in paragraph 13 of PB 6. In accordance with paragraph 15 of PB 6, the Company makes adjustments to the yield on a prospective basis as changes in the original cash flow estimates change. These yield adjustments are calculated on a quarterly basis.

6. WE NOTE YOUR RESPONSES TO OUR PRIOR COMMENTS 33 AND 43 WHERE YOU STATE THAT THE METHODS YOU USED TO AMORTIZE DEFERRED ACQUISITION FEES AND DEBT ISSUANCE COSTS INTO INCOME APPROXIMATED THE LEVEL YIELD METHOD. WE ALSO NOTE THAT YOU HAVE QUANTIFIED THE DIFFERENCE BETWEEN THE METHOD USED DURING 2003 AND THE MORE COMPREHENSIVE LEVEL YIELD METHODOLOGY ADOPTED DURING 2004. SUPPLEMENTALLY PROVIDE US WITH THE FOLLOWING INFORMATION REGARDING THESE FEES:

          o CLARIFY THE DIFFERENCE BETWEEN THE LEVEL YIELD METHOD THAT "APPROXIMATED" THE METHOD USED DURING 2003 AND THE MORE COMPREHENSIVE METHODOLOGY ADOPTED DURING 2004.

               The method used in 2003 that "approximated" the level yield method was a method management refers to as the depletion method, where the acquisition fees were recognized as interest income at the same rate as the receivables amortized, including prepayments. Similarly for the deferred financing costs, deferred financing costs were recognized as interest expense at the same rate as the securitization trust debt amortized, including prepayments. The "more comprehensive method" adopted in 2004 is the level yield method.

          o AS PREVIOUSLY REQUESTED, QUANTIFY THE DIFFERENCE BETWEEN THE LEVEL YIELD METHOD THAT "APPROXIMATED" THE METHOD USED DURING 2003 AND THE METHOD USED DURING 2003.

               As discussed above, the method used during 2003 was a method management refers to as the depletion method, which "approximated" the level yield method. As stated in management's response letter dated April 13, 2005 to your prior comment 33, interest income under the level yield method would have been $107,000 higher than under the depletion method. Similarly, with respect to your prior comment 43 interest expense under the level yield method would have been $96,000 higher than under the depletion method. The combined impact on pre-tax income of using the level yield method vs. the depletion method would have been an increase of $11,000.

Mr. Gregory Dundas
May 2, 2005
Page 4


          o CLARIFY HOW YOU CONSIDERED THE GUIDANCE IN PARAGRAPHS 13 OF APB 20 AS IT RELATES TO THE ADOPTION OF A MORE COMPREHENSIVE LEVEL YIELD METHODOLOGY DURING 2004. SINCE YOUR PRIOR METHODOLOGY DID NOT COMPLY WITH GAAP, IT WOULD NOT BE APPROPRIATE TO CHARACTERIZE THIS CHANGE AS A CHANGE IN ACCOUNTING POLICY BASED ON THE GUIDANCE OF APB 20. IF THE AMOUNTS INVOLVED WERE MATERIAL, THEIR IMPACT WOULD NEED TO BE REPORTED AS A CORRECTION OF AN ERROR BASED ON THE GUIDANCE OF PARAGRAPHS 36-37 OF APB 20.

               Management reviewed the differences for interest income, interest expense and pre-tax income as quantified above and concluded that for each item such differences were immaterial and that accounting for such differences as a correction of an error was not deemed necessary under APB 20.

Treatment of Securitizations page F-12
--------------------------------------

7. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 34. WE ARE UNABLE TO UNDERSTAND WHETHER THE MODIFICATIONS APPLIED TO TRUSTS AND AGREEMENTS IN FORCE AT JUNE 30, 2003, OR WHETHER YOU ONLY CHANGED THE FORM OF NEW TRUSTS AND AGREEMENTS AFTER THAT DATE. SUPPLEMENTALLY PROVIDE US WITH THE FOLLOWING INFORMATION REGARDING YOUR TERM SECURITIZATIONS:

          o TELL US HOW THE SECURITIZATION AGREEMENTS RELATED TO TERM SECURITIZATION TRANSACTIONS AFTER JUNE 2003 WERE MODIFIED FROM THE PREVIOUS FORM USED SO THAT THE RELATED TRUSTS WOULD NO LONGER MEET THE DEFINITION OF QSPES.

          o CLARIFY WHETHER THE TRUSTS RELATED TO TERM SECURITIZATION TRANSACTIONS AFTER JUNE 2003 ALSO RELATE TO TERM SECURITIZATION TRANSACTIONS PRIOR TO JUNE 2003. IF THESE ARE THE SAME TRUSTS, EXPLAIN WHY YOUR ABILITY TO MODIFY YOUR TRUSTS VIA MODIFICATION OF THE SECURITIZATION AGREEMENT DID NOT PROHIBIT THEM FROM BEING QSPES.

     No changes were made to Trusts in force at June 30, 2003 and none of the Trusts created after June 30, 2003 relate to any term securitization transaction prior to June 30, 2003. One change made to certain new Trusts created after June 30, 2003 so that they would not qualify as QSPEs was to give such Trusts the ability to purchase derivative contracts which are outside of the scope permitted by paragraph 35c(2) of FAS 140. In addition, new provisions were added to the related securitization documents which disqualify sale treatment under FAS 140, including giving the servicer of the related Trust assets (the Company) the ability to repurchase up to 1% of the original principal balance of any receivable sold in the transaction. Each of the Trusts created after June 30, 2003 contains the repurchase provision described above.

Mr. Gregory Dundas
May 2, 2005
Page 5


8. YOUR RESPONSE TO OUR PRIOR COMMENT 36 APPEARS TO ADDRESS YOUR WAREHOUSE SECURITIZATION STRUCTURES ONLY. FOR YOUR TERM SECURITIZATION STRUCTURES, AS DESCRIBED ON PAGE 24, SUPPLEMENTALLY PROVIDE US WITH THE FOLLOWING
     INFORMATION:

          o CLARIFY WHETHER YOU RECORDED A GAIN ON SALE OF CONTRACTS WHEN THE CONTRACTS WERE TRANSFERRED TO THE SPECIAL PURPOSE SUBSIDIARY OR WHEN THE CONTRACTS WERE TRANSFERRED TO THE TRUST.

               Gain on sale was recorded only upon the contracts being transferred to the Trust.

          o IF YOU RECORDED A GAIN ON SALE OF CONTRACTS WHEN THE CONTRACTS WERE TRANSFERRED TO THE SPECIAL PURPOSE SUBSIDIARY, EXPLAIN HOW YOU CEDED EFFECTIVE CONTROL OVER ASSETS TRANSFERRED TO THE SPECIAL PURPOSE SUBSIDIARY.

               As described above, gain on sale was recorded only upon the contracts being transferred to the Trust.

          o CLARIFY WHETHER THE SPECIAL PURPOSE SUBSIDIARY WAS CONSOLIDATED UNDER TERM SECURITIZATIONS THAT WERE PREVIOUSLY ACCOUNTED FOR AS SALES.

               The special purpose subsidiary has always been consolidated. Under the term securitizations that were previously accounted for as sales, the assets and liabilities of the Trust held by the special purpose subsidiary were not consolidated because, under paragraph 46 of FAS 140, the Trusts qualified as QSPEs.

9. WE NOTE YOUR DISCLOSURE ON PAGE F-12, WHERE YOU STATE THAT FOR SECURITIZATION TRANSACTIONS THAT WERE TREATED AS SALES FOR FINANCIAL ACCOUNTING PURPOSES, THE COMPANY, OR A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY, RETAINS A RESIDUAL INTEREST IN THE CONTRACTS THAT WERE SOLD TO A WHOLLY-OWNED, UNCONSOLIDATED SPECIAL PURPOSE SUBSIDIARY. SUPPLEMENTALLY TELL US HOW YOU DETERMINED THAT IT WAS NOT APPROPRIATE TO CONSOLIDATE THESE WHOLLY-OWNED SPECIAL PURPOSE SUBSIDIARIES, INCLUDING THE ACCOUNTING GUIDANCE UPON WHICH YOU RELIED.

     Under paragraph 46 of FAS 140, the assets and liabilities of a Trust that is a QSPE are not consolidated.

10. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 39. SUPPLEMENTALLY TELL US HOW THE TRANSFER OF EXCESS CASH FROM ONE SPREAD ACCOUNT TO ANOTHER AFFECTS THE CALCULATION OF CASH OUT FOR EACH OF THE SPREAD ACCOUNTS.

Mr. Gregory Dundas
May 2, 2005
Page 6


     The only term securitization transactions that have these provisions relate to non-consolidated Trusts. If excess cash flow from one spread account is transferred to another spread account, therefore, the cash out for the two individual transactions would change but the aggregate cash out would remain unchanged. In addition, such transfer of excess cash flow would occur only upon certain triggering events, which are not probable.

                                     * * * *


     We respectfully submit the foregoing for your consideration in response to your comment letter dated April 26, 2005. If you have any further questions concerning this filing, please contact me at (214) 659-4425 or Patrick Sargent at (214) 659-4430.

                                                     Very truly yours,

                                                     /s/ Mark W. Harris

                                                     Mark W. Harris


cc  Sharon Johnson (via EDGAR)